Filed by Exar Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No.: 1-33403

Exar Employees,

On May 8, 2007, we announced that the Company had entered into a definitive agreement to merge with Sipex Corporation. Sipex is a solid fit with Exar - technologically and culturally. Our merger has the potential of becoming the major breakaway point where we accelerate our position within the industry. As a unified company we expect to advance our shared vision of expansion into new markets, to develop new technologies, and to reach new customers around the world.

We recognize that an integration of this size is both exciting and challenging. There is a tremendous amount of work involved to ensure that we smoothly transition our employees, customers and partners to a unified model. From now until we close the merger, expected to be completed in the third calendar quarter 2007, we are required legally and practically to continue to operate as two separate entities.

This is one of the biggest challenges because our initial reaction is to seek more details about any organizational changes, future projects, etc, as well as realizing the benefits of the merger. And yet, because of the requirement to retain our independent company status until the close of the merger, we cannot discuss or finalize a variety of items. We realize this can be uncomfortable and frustrating at times, but the best approach for each of us is to remain focused on our commitments.

Once the merger is completed, we can finalize decisions and take steps to become a unified company. The new Exar Corporation will be headed by Ralph Schmitt, currently CEO of Sipex. Richard L. Leza will remain as chairman of the board of directors, and Scott Kamsler will continue in his role as the chief financial officer of the new Exar. For more details on the transaction please refer to the press release announcing this transaction posted on our website www.exar.com.

We are excited about our shared future and the opportunities. We believe this means growth for the new Exar as we explore new markets, expand our roles, and broaden our scope. We ask for your support, and we look forward to doing it together as one company.

If you have questions, please feel free to submit your questions via email to or directly contact Gene Robles, HR Director.

Regards,

Richard L. Leza

Interim President and CEO

Where You Can Find More Information

Exar and Sipex will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.